                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                                AMENDMENT NO. 5

                             ANDERSEN GROUP, INC.
                    --------------------------------------
                               (Name of Issuer)


                ANDERSEN GROUP, INC. and Andersen Capital L.P.
            -------------------------------------------------------
                     (Name of Person(s) Filing Statement)

                Series A Cumulative Convertible Preferred Stock
                -----------------------------------------------
                        (Title of Class of Securities)

                                   033501206
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                               Francis E. Baker
                                   President
                             Andersen Group, Inc.
                              Ney Industrial Park
                             Bloomfield, CT  06002
                                (203) 242-0761
                   ----------------------------------------
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                      and Communications on Behalf of the
                           Person Filing Statement)

                                   Copy to:

                             David A. Garbus, Esq.
                                Robinson & Cole
                               One Boston Place
                            Boston, MA  02108-4404
                                (617) 557-5900


                                 June 5, 1995
                      -----------------------------------
                      (Date Tender Offer First Published,
                      Sent Or Given to Security Holders)


                           Calculation of filing fee

--------------------------------------------------------------------------------
Transaction                                                         Amount of
Valuation*                                                          Filing Fee

$5,273,037                                                              $1,054
--------------------------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 430,452 shares of Series A Cumulative Convertible Preferred Stock (the "Shares"), of Andersen Group, Inc. (the "Company"), at a purchase price of $12.25 per share. Based upon representations made to the Company by certain persons, no more than 430,452 shares will be purchased in the transaction described in this Schedule. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        $l,054
                                            -----------------------------------

Form or Registration No.:                      Schedule 13E-4
                                            -----------------------------------

Filing Party:                                  Andersen Group, Inc.
                                            -----------------------------------

Date Filed:                                    June 5, 1995
                                            -----------------------------------

Item 1.   Security and Issuer.
          -------------------

     (a) The name of the issuer of the securities to which this statement relates is Andersen Group, Inc., a Connecticut corporation (the "Company"). The address of its principal executive office is Ney Industrial Park, Bloomfield, Connecticut 06002.

     (b) Information with respect to the exact number of shares of the Company's Series A Cumulative Convertible Preferred Stock (the "Shares") being sought and the consideration being offered therefor is incorporated herein by reference to the discussion under (i) the heading "The Offer" in the Offer to Purchase for Cash dated June 5, 1995 (the "Offer to Purchase"), filed as Exhibit
(a)(1) hereto, (ii) in the first paragraph of the First Amendment to Offer to Purchase for Cash, dated June 21, 1995 (the "First Amendment"), filed as Exhibit
(a)(1)(A) hereto, (iii) in the first paragraph of the Second Amendment to Offer to Purchase for Cash, dated July 7, 1995 (the "Second Amendment"), filed as Exhibit (a)(1)(B) hereto, (iv) in the first paragraph of the Third Amendment to Offer to Purchase for Cash, dated July 28, 1995 (the "Third Amendment"), filed as Exhibit (a)(1)(C) hereto, (v) in the first paragraph of the Fourth Amendment to Offer to Purchase for Cash, dated August 15, 1995 (the "Fourth Amendment"), filed as Exhibit (a)(1)(D) hereto, and (vi) in the first paragraph of the Fifth Amendment to Offer to Purchase for Cash, dated November 1, 1995 (the "Fifth Amendment"), filed as Exhibit (a)(1)(E) hereto. As of May 8, 1995, there were 589,036 Shares outstanding and approximately 125 Preferred Stockholders of record.

     Information with respect to whether any Shares are to be purchased from any officer, director or affiliate of the Company and the details of each such transaction is incorporated herein by reference to the discussion under the headings "Special Factors -Interests of Certain Persons in the Offer" and "The Offer - Terms of the Offer" in the Offer to Purchase.

     (c) Omitted in accordance with General Instruction E to Schedule 13E-4 ("General Instruction E").

     (d)  Omitted in accordance with General Instruction E.

Item 2.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     (a)  Omitted in accordance with General Instruction E.

     (b)  Not applicable.

Item 3.   Purpose of the Tender Offer and Plans or Proposals of the Issuer or
          -------------------------------------------------------------------
          Affiliate.
          ---------

          Omitted in accordance with General Instruction E.

 Item 4.  Interest in Securities of the Issuer.
          ------------------------------------

     Neither the Company nor, to the knowledge of the Company, any of its executive officers or directors or any associate or subsidiary of any of the foregoing nor the Standby Purchaser nor any partner of the Standby Purchaser nor any associate of the Standby Purchaser has engaged in any transactions involving Shares during the 40 business days prior to June 5, 1995, the forty (40) business days prior to June 21, 1995, the forty (40) business days prior to July 7, 1995, the forty (40) business days prior to July 28, 1995, the forty (40) business days prior to August 15, 1995, or the forty (40) business days prior to November 1, 1995.

Item 5.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to the Issuer's Securities.
          --------------------------

          Omitted in accordance with General Instruction E.

Item 6.   Persons Retained, Employed or to be Compensated.
          -----------------------------------------------

          Omitted in accordance with General Instruction E.

Item 7.   Financial Information.
          ---------------------

     (a)(1) Omitted in accordance with General Instruction E.

     (a)(2) Incorporated herein by reference to pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1995, filed as Exhibit (g)(2) hereto.

     (a)(3) - (b)(3) Incorporated herein by reference to the discussion under the headings "Summary Historical Financial Data" and "Pro Forma Data" in the Offer to Purchase, filed as Exhibit (a)(1) hereto, and the discussion under the headings "Summary Historical Financial Data" and "Pro Forma Data" in Section 4 of the Fifth Amendment, filed as Exhibit (a)(1)(E) hereto.

Item 8.   Additional Information.
          ----------------------

     (a)  Omitted in accordance with General Instruction E.

     (b)  Omitted in accordance with General Instruction E.

     (c)  Not applicable.

     (d)  Omitted in accordance with General Instruction E.

     (e)  Not applicable.

Item 9.   Material to be Filed as Exhibits.
          --------------------------------

    *(a) (1)      Offer to Purchase for Cash, dated June 5, 1995.

    *(a) (1) (A)  First Amendment to Offer to Purchase for Cash, dated June 21,
                  1995.

    *(a) (1) (B)  Second Amendment to Offer to Purchase for Cash dated July 7,
                  1995.

    *(a) (1) (C)  Third Amendment to Offer to Purchase for Cash, dated July 28,
                  1995.

    *(a) (1) (D)  Fourth Amendment to Offer to Purchase for Cash, dated August
                  15, 1995.

     (a) (1) (E)  Fifth Amendment to Offer to Purchase for Cash, dated November
                  1, 1995.

    *(a) (2)      Letter of Transmittal.

    *(a) (3) Letter, dated June 5, 1995, from Andersen Group, Inc. to brokers, dealers, commercial banks, trust companies and other nominees.

    *(a) (4) Form of Letter to Clients of brokers, dealers, banks and trust companies.

    *(a) (5)      Notice of Guaranteed Delivery.

    *(a) (6)      Press Release dated June 5, 1995.

    *(a) (7)      Press Release dated July 7, 1995.

    *(a) (8)      Press Release dated July 28, 1995.

    *(a) (9)      Press Release dated August 15, 1995.

     (a) (10)     Press Release dated November 2, 1995.

     (b)          Not applicable.

    *(c) Conformed copy of Standby Agreement between the Company and Andersen Capital L.P. dated June 1, 1995.

     (d)          Not applicable.

     (e)          Not applicable.

     (f)          Not applicable.

    *(g) Audited financial statements of the Company for the years ended February 28, 1995 and 1994 as set forth on pages 16 through 31, 48 and 49 of the Company's Annual Report on Form 10-K for the year ended February 28, 1995, filed with the Securities and Exchange Commission.

    *(g) (1) Unaudited financial statements of the Company for the quarters ended May 31, 1995 and 1994 as set forth on pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1995, filed with the Securities and Exchange Commission.

     (g) (2) Unaudited financial statements of the Company for the quarters ended August 31, 1995 and 1994 as set forth on pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1995, filed with the Securities and Exchange Commission.

    *(h)          Consent of McTeague Investment Bankers, Inc., dated June 2,
                  1995.

_______________________________
*  Previously filed.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ANDERSEN GROUP, INC.



November 1, 1995                       By: /s/ Francis E. Baker
                                          -------------------------------
                                          Francis E. Baker
                                          Its President


                                       ANDERSEN CAPITAL L.P.

                                       By:  ACLP, Inc.,
                                            Its General Partner

                                       By: /s/ Thomas L. Seifert
                                          -------------------------------
                                          Thomas L. Seifert
                                          Its Vice President

                                 EXHIBIT INDEX

*(a)(1)     Offer to Purchase for Cash, dated June 5, 1995.

*(a)(1)(A)  First Amendment to Offer to Purchase for Cash, dated  June 21, 1995.

*(a)(1)(B)  Second Amendment to Offer to Purchase for Cash dated July 7, 1995.

*(a)(1)(C)  Third Amendment to Offer to Purchase for Cash, dated July 28, 1995.

*(a)(1)(D)  Fourth Amendment to Offer to Purchase for Cash dated August 15,
            1995.

 (a)(1)(E)  Fifth Amendment to Offer to Purchase for Cash dated November 1,
            1995.

*(a)(2)     Letter of Transmittal.

*(a)(3) Letter, dated June 5, 1995, from Andersen Group, Inc. to brokers, dealers, commercial banks, trust companies and other nominees.

*(a)(4) Form of Letter to Clients of brokers, dealers, banks and trust companies.

*(a)(5)     Notice of Guaranteed Delivery.

*(a)(6)     Press Release dated June 5, 1995.

*(a)(7)     Press Release dated July 7, 1995.

*(a)(8)     Press Release dated July 28, 1995.

*(a)(9)     Press Release dated August 15, 1995.

 (a)(10)    Press Release dated November 2, 1995.

 (b)        Not applicable.

*(c) Conformed copy of Standby Agreement between the Company and Andersen Capital L.P. dated June 1, 1995.

 (d)        Not applicable.

 (e)        Not applicable.

 (f)        Not applicable.

*(g) Audited financial statements of the Company for the years ended February 28, 1995 and 1994 as set forth on pages 16 through 31, 48 and 49 of the Company's Annual Report on Form 10-K for the year ended February 28, 1995, filed with the Securities and Exchange Commission.

*(g)(1) Unaudited financial statements of the Company for the quarters ended May 31, 1995 and 1994 as set forth on pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 1995, filed with the Securities and Exchange Commission.

 (g)(2) Unaudited financial statements of the Company for the quarters ended August 31, 1995 and 1994 as set forth on pages 3 through 6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1995, filed with the Securities and Exchange Commission.

*(h)        Consent of McTeague Investment Bankers, Inc., dated June 2, 1995.

___________________________
*  Previously filed.